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Mercedes Sperling · 3rd

Global Benefits & Mobility Manager at Slack

San Francisco Bay Area · 500+ connections · **Contact info**

 Slack

 University of Central Oklahoma

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Experience

 **Global Benefits & Mobility Manager**
Slack
Aug 2019 – Present · 5 mos
San Francisco, California

 **Google**
1 yr 2 mos

People Program Manager
Mar 2019 – Jul 2019 · 5 mos
San Francisco Bay Area

Global Mobility Manager - DeepMind Applied
Jun 2018 – Mar 2019 · 10 mos

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 **Netflix**
2 yrs 8 mos

○ **Talent Mobility Program Manager**
Jan 2017 – Feb 2018 · 1 yr 2 mos
Los Gatos, California

○ **Talent Mobility Specialist**
Jul 2015 – Dec 2016 · 1 yr 6 mos

 **Immigration & Relocation Specialist**
Twitter
Dec 2012 – Jun 2015 · 2 yrs 7 mos
San Francisco Bay Area

 **Berry Appleman & Leiden LLP**
5 yrs 3 mos

○ **Immigration Coordinator at Google**
Mar 2012 – Dec 2012 · 10 mos

Provides on-site immigration expertise on behalf of the firm at Google.
Oversees employee immigration status and case strategy, in partnership with outside counsel.
Identifies methods to improve and streamline immigration processes and procedures.
Consults with recruiters and hiring managers when considering hiring foreign nation ...**see more**

○ **Employment Verification Specialist at Google**
Oct 2011 – Mar 2012 · 6 mos

On-site vendor at Google.
Managed the I-9 documentation for all U.S. locations of Google.
Assessed and completed I-9s for all new hire employees.
Processed I-9s through E-Verify database.   ...**see more**

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University of Central Oklahoma
Bachelor of Science, Education

Skills & Endorsements

Immigration Law · 28

 Endorsed by **3 of Mercedes' colleagues at Google**   Endorsed by **7 people who know Immigration Law**

Immigration Issues · 18

 Endorsed by **2 of Mercedes' colleagues at Google**

Human Resources · 15

 Endorsed by **Rosemary J. Fantozzi, who is highly skilled at this**   Endorsed by **7 of Mercedes' colleagues at Twitter**

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Recommendations

Received (0)   **Given (2)**



Lily Sheung
Learning and Development Program Manager at Palantir Technologies

October 2, 2013, Mercedes worked with Lily in different groups

I truly enjoyed working with Lily. She is extremely professional and a great person to partner with in recruiting. I would assess her candidates' immigration needs and I was always impressed by her tenacity to better understand the assessments and learn from them. She truly cared about getting it right and ... **See more**

Jennifer Baker   Jennifer is the person in the office that you go to when you are

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Immigration at D...
March 29, 2013, Jennifer was
senior to Mercedes but didn't
manage directly

happy to help coworkers, even when her schedule is full. Jennifer
is also a guru at creating templates and processes to... **See more**

Interests

Bay Area Human Resources Netw...
3,933 members

DeepMind
82,242 followers

Past & Present Employees
2,609 members

Slack
229,632 followers

Google
14,384,084 followers

University of Central Oklahoma
61,131 followers

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